Exhibit 99.1

ASX Announcement 7 December 2022

wellteq Acquisition Update – wellteq Announces Completion of Plan of Arrangement

Advanced Human Imaging Ltd (ASX, NASDAQ: AHI) (AHI) refers shareholders to its announcement dated 2 September 2022 with respect to its proposed acquisition of wellteq Digital Health Inc. (CSE:WTEQ) (OTCQB: WTEQF) (wellteq) by way of a plan of arrangement under the Business Corporations Act (British Columbia) (Transaction).

AHI is pleased to announce that the Transaction has successfully completed as of 6 December 2022, following the issuance of a final order from the Supreme Court of British Columbia (the Court) on 30 November 2022 approving the Transaction and the satisfaction of the conditions precedent to the Transaction.

Further information with respect to wellteq, the final order of the Court and the Transaction are set out in the wellteq press release that is attached to this announcement and ASX forms Appendix 2A and Appendix 3B that were released on ASX on 6 December 2022.

*	This announcement has been approved by the board of Advanced Human Imaging Ltd.

For more information contact:

Simon Durack Chief Financial Officer Advanced Human Imaging Ltd E: hello@ahi.tech	Vlado Bosanac Head of Strategy Advanced Human Imaging Ltd E: hello@ahi.tech

For more information please visit: https://www.ahi.tech/

Advanced Human Imaging Ltd
ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

WELLTEQ DIGITAL HEALTH ANNOUNCES COMPLETION OF PLAN OF ARRANGEMENT WITH ADVANCED HUMAN IMAGING

December 6, 2022, Vancouver, British Columbia: wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (the “Company” or “wellteq”), announced today that it has successfully completed its previously announced plan of arrangement with Advanced Human Imaging Ltd (ASX, NASDAQ: AHI) (“AHI”) whereby AHI acquired all of the outstanding common shares of wellteq (the “wellteq Shares”) by way of a court approved plan of arrangement (the “Arrangement”). Wellteq confirms that, in accordance with the arrangement agreement between wellteq and AHI dated September 2, 2022 (the “Arrangement Agreement”), Scott Montgomery, the CEO and a director of wellteq, was appointed as the CEO and Executive Director of AHI, and Peter Vaughan, Chair of the Wellteq board of directors, was appointed as non-executive director of AHI.

In connection with the Arrangement, the former shareholders of wellteq (“wellteq Shareholders”) are entitled to receive one ordinary share of AHI (a “Consideration Share”) for every six wellteq Shares previously held. Registered wellteq Shareholders are reminded to complete, sign and return the letter of transmittal provided with the materials for the special meeting of wellteq Shareholders held on November 24, 2022 (the “Meeting”), together with the certificate(s) / DRS advice(s) representing their wellteq Shares as indicated in the letter of transmittal. Non-registered or beneficial wellteq Shareholders who hold their wellteq Shares through a broker, investment dealer, nominee or other intermediary or depository (an “Intermediary”) should contact their Intermediary for instructions and assistance in depositing their wellteq Shares and receiving their Consideration Shares, and to confirm if their Intermediary has made arrangements for their Consideration Shares to be deposited into CHESS.

As announced in wellteq’s news release dated November 24 2022, the Plan of Arrangement had previously been approved by the wellteq Shareholders at the Meeting. The Supreme Court of British Columbia issued a final order approving the Arrangement on November 30, 2022. wellteq intends to apply to have the wellteq Shares delisted from the Canadian Securities Exchange and to cease to be a reporting issuer. Additional information regarding the terms of the Arrangement and the Plan of Arrangement are set forth in wellteq’s management information circular dated October 24, 2022, wellteq’s news releases dated September 2, 2022, November 24, 2022 and November 30, 2022 and the Arrangement Agreement, copies of which are available under wellteq’s profile at www.sedar.com.

About Advanced Human Imaging Ltd

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies. Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world's first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world's most comprehensive mobile-phone-based risk assessment tool culminating in: body dimension and composition assessment; Digital Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk; FaceScan using Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates; DermaScan, on-device dermatological skin identification with over 588 skin conditions across 133 categories (inc. melanoma); and personalized therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavors to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

www.wellteq.co

For more information on Advanced Human Imaging go to http://www.ahi.tech

About wellteq Digital Health Inc.

wellteq, incorporated under the laws of the Province of British Columbia, Canada, is a global digital health provider, empowering people to be healthier and happier by coaching lasting behaviour change by delivering a digital health platform to employers and insurance corporate customers, who in turn offer it to their employees and policy holders, respectively. wellteq provides the supportive behavioural change that coaches people through lifestyle improvements. wellteq brings together a team of real people, connected by a shared purpose: to coach the world to better health. To learn more, visit http://www.wellteq.co.

For more information, please contact:

Scott Montgomery, CEO of wellteq Digital Health Inc. at (604) 639-4529.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains information or statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are, but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward looking information may include, without limitation, statements regarding the delisting of the wellteq Shares from the Canadian Securities Exchange and ceasing to be a reporting issuer, the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, milestones, strategies, and outlook of wellteq, and includes statements about, among other things, future developments and the future operations, strengths, and strategies of wellteq. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements should not be read as guarantees of future performance or results.

The forward-looking statements made in this news release are based on management’s assumptions and analysis and other factors that may be drawn upon by management to form conclusions and make forecasts or projections, including management’s experience and assessments of historical trends, current conditions and expected future developments. Although management believes that these assumptions, analyses, and assessments are reasonable at the time the statements contained in this news release are made, actual results may differ materially from those projected in any forward-looking statements. Examples of risks and factors that could cause actual results to materially differ from forward-looking statements may include: the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; early stage of the industry and product development; limited products; reliance on third parties; unfavourable publicity or consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; the impact of COVID-19; shifts in the demand for wellteq’s products and the size of the market; patent law reform; patent litigation and intellectual property; conflicts of interest; and general market and economic conditions.

The forward-looking information contained in this news release represents the expectations of wellteq as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. wellteq undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

The CSE has neither approved nor disapproved the contents of this news release.

www.wellteq.co

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